RENAISSANCE ANNOUNCES SIGNING OF THREE LICENSE CONTRACTS AND ENTERS INTO SURETY BOND AGREEMENTS

May 13, 2016 – Vancouver, BC – Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V: ROE) is pleased to announce the Company has executed twenty five year license contracts with the Comisión Nacional de Hidrocarburos (the “CNH”) for the Mundo Nuevo, Topén and Malva blocks, located in Chiapas, Mexico which were awarded to the Company in the December 2015 “mature fields” auction.  Renaissance has now entered into a 90 day transition period where the operations of these permits, collectively producing approximately 700 Bbls/day, will be transferred from Petróleos Mexicanos (“PEMEX”) to the Company.

Renaissance is pleased to announce it has entered into three surety bond agreements with a global financial company in aggregate of approximately USD $8 million as required by the CNH towards the guarantee of performance of the minimum work programs. Successfully securing the surety bonds from a third party allows Renaissance to meet the financial requirements to execute the license contracts without committing the Company’s capital or the requirement of additional equity financing.

Renaissance is currently designing an appraisal plan for submission to the CNH, for each of the three Mexico blocks, and expects to receive CNH approvals in the fourth quarter of 2016, after which, Renaissance will have one year to complete the minimum work programs.  The Company expects the majority of the development activities of the minimum work programs will be conducted in 2017.

"Establishing Renaissance as an early onshore producer achieves a key objective and will play a pivotal role in advancing the Company's operations throughout Mexico's underdeveloped hydrocarbon base", stated Craig Steinke, Chief Executive Officer of Renaissance. ''The provisions of the surety bonds provide Renaissance significant financial flexibility with regards to the current properties and future acquisitions."

Renaissance has recently received notice from the CNH that the Company has become eligible to acquire the license for the Ponton Block from the December 2015 “mature fields” auction.  Ponton is approximately 12 km2 (2,965 acres) and although not currently in production, has produced approximately 800,000 barrels of light oil (34° API) to date.  Renaissance has approximately four months to exercise the option to acquire the Ponton block.

Renaissance is a growing energy company focused on acquiring and developing mature producing fields and unconventional opportunities in Mexico.

For further information, please visit our website at www.renaissanceoil.com.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer

Tel: +1 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: +1 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the expected listing of the Warrants.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.